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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of             September                     , 1999
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                         Frontline Ltd.
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         (Translation of registrant's name into English)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
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            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

              Form 20-F ___X___        Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes _______         No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________



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                          PRESS RELEASE

       ICB Shipping AB, Frontline and John Angelicoussis agree on solution to ICB Stalemate


By an agreement signed today, Frontline AB has acquired ICB shares previously owned by the so-called "A group" consortium in ICB Shipping including those controlled by board members and ICB shares controlled by the Angelicoussis family. Frontline, as a result of the acquisitions, increases its shareholding in ICB to approximately 90% of the capital and 93 % of the votes. The price per ICB B shares is SEK 72,58, which reflects the Net Asset Value of ICB. In addition there is a control Premium equal to SEK 40 per share for ICB A shares acquired, which gives a price of SEK 112,58 per ICB A share. The NAV of ICB has been calculated based on five independent shipbrokers' appraisals, and includes estimates of cash flow up to the closing date.

The Board of ICB has in connection with this transaction decided to sell four of the company's VLCC ships to a newly established company, ACOL Tankers Ltd. The main shareholder in this company will be the Angelicoussis family. A number of the members of the old A-shareholders, among others Clarence Dybeck, Hans Laurin, Bernt Magnusson and Sture Odner, will also participate in this company. The four ships sold from ICB to ACOL are Irian, Ambon, Flores and Mindoro. The price is USD 189 million. The price is based on and in accordance with valuations given by the five independent shipbrokers. It is the owners intention to go public with ACOL Tankers. The four ships are today employed on the spot market.

ACOL has in addition to the four ships also acquired ICB's 30% ownership in Stockholm Chartering at a price equal to book value of the shares. The existing exclusivity agreement between Stockholm Chartering and ICB Shipping is terminated.

The entire transaction will be consumated by Monday 27th.

The Board of ICB will call an extraordinary shareholders meeting in ICB to be held in October. The meeting is called, i.a., to elect a new ICB board.

The parties to the transaction have assured that they will, to the extent of their influence, terminate all actions against ICB and ICB Board members individually.

Through completion of these transactions the two-year-old stalemate in ICB Shipping is closed.




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Frontline intends to co-ordinate the activities of ICB and
Frontline into the existing Frontline organisation. As a result of the change of control in ICB, part of ICB existing financing will have to be refinanced. Frontline will seek to refinance ICB as soon as possible, and thereafter give a public bid for the remaining shares within six month of today. The Board of ICB has, in connection with the closing, received certain assurances and guarantees from Frontline in order to secure a fair treatment of the minorities in ICB.

In a comment to the transaction ICB Chairman Clarence Dybeck says: "It has been important for the Board to find a solution to the blocked ownership situation in the Company. It has been very difficult negotiations, which more or less have lasted since the summer of 1998. We feel that what we have agreed to is a creative solution. The price Frontline has paid for the B shares represent a fair value of the company as of today. It has been of special importance for the Board to get necessary guarantees to secure a fair treatment of the minorities. It is, however, with regret I note that through this agreement Sweden loses another shipping company."

Chairman of the Astro Group John Angelicoussis says: "Through the establishment of ACOL Tankers, the acquisition of ICB's four VLCC's and the acquisition of a major part of Stockholm Chartering AB we feel that we have put the past behind us and that we are in an excellent position to develop ACOL. A combination of our technical management, the commercial strength of Stockholm Chartering, and a modern fleet, has always been the idea behind our involvement in ICB."

Chairman in Frontline John Fredriksen says: "We have finally concluded what we set up as a target two years ago. A consolidation of ICB and Frontline makes good sense. By adding another six Suezmax tankers to the existing Frontline fleet of 19 we have increased our market position in what we see as the most interesting segment of the tanker market. Through consolidation of ICB we have also strengthened Frontline's financial position. We have taken over one of the best operated shipping companies in the world, and we are hopeful that this will strengthen Frontlines operation further. With a fleet of totally 37 Suezmax and VLCC tankers all built after 1990 we are uniquely positioned to serve our clients in the future."


Stockholm 23 September, 1999


ICB Shipping AB (publ)       Frontline Ltd       Acol Tankers Ltd





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Contact persons:

ICB Shipping AB, tel. +46-8-613 3030:
Mr Clarence Dybeck, Mr Ola Lorentzon and Mr Karl Molander.

ACOL Tankers Ltd, tel. +44-171-828 33 88:
Mr John Angelicoussis, Mr Dimitri Stylianou +30 1 422 45 00

Frontline Ltd, tel. +47-23 11 40 00
Mr Tor-Olav Troim and Mr Tom Jebsen.



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                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                       Frontline Ltd.
                                  -------------------------------
                                       (Registrant)




Date  September 23, 1999     By      /s/ Kate Blankenship
     ----------------------       -------------------------------
                                       Kate Blankenship
                                          Secretary


































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